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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

BRUKER CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	000-30833	04-3110160
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

40 Manning Road, Billerica, MA 01821

(Address of principal executive offices) (Zip Code)

Gerald N. Herman	(978) 663-3660
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended, Bruker Corporation (the “Company”) has filed this Specialized Disclosure Report (“Form SD”) for the reporting period January 1, 2024, to December 31, 2024.

A description of the measures the Company undertook to exercise due diligence on the source and chain of custody of conflict minerals contained in its Products is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. A copy of the Company’s Conflict Minerals Policy is publicly available at www.bruker.com. References in this Form SD, including the exhibits hereto, to internet websites and certain of the Company’s internal policies and procedures are provided for convenience only. The referenced documents and information available through these websites are not incorporated by reference into this Form SD.

Item 1.02 Exhibits

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report of Bruker Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRUKER CORPORATION (Registrant)

Date: May 30, 2025	By:	/s/ GERALD N. HERMAN
Gerald N. Herman
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No. Description

1.01 Conflict Minerals Report of Bruker Corporation.